FORM 13-502F1 CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE
Reporting Issuer Name:	Harvest Energy Trust

End date of last completed fiscal year:	December 31, 2009

Trust Units:
Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year		(i)
242,268,801

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed		(ii)
fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)

7.49
Market value of class or series	(i) X	(A)
(ii) =
1,815,460,138

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted		(B)
on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)
Convertible Debentures – Calculation details attached		631,827,644
<<Market value of other securities at end of the last completed fiscal year>>:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)		(C)
Senior Notes - Calculation details attached		261,643,119

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)		(D)
Capitalization for the last completed fiscal year
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =

2,708,930,901
Participation Fee
(From Appendix A of the Rule, select the participation fee		29,700
beside the capitalization calculated above)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

Harvest FORM 13-502F1 - Calculation of Participation Fee - Year End 2009

Total Trust Units O/S at year end	242,268,801
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year
Jan	$10.95
Feb	$8.55
Mar	$4.70
Apr	$5.46
May	$7.27
Jun	$6.68
Jul	$5.70
Aug	$6.38
Sep	$6.49
Oct	$7.93
Nov	$9.88
Dec	$9.94
Average	$7.49
Total Market Capitalization	$1,815,460,138

Convertible Debentures Outstanding as at Dec 31, 2009
		Face Value	Number of Debs	Avg Price
HTE.DB	9% convertibles	$-	-	$99.82	$-
HTE.DB.A	8% convertibles	$-	-	$100.14	$-
HTE.DB.B	6.5% convertibles	$37,062,000	370,620	$90.03	$33,368,252
HTE.DB.C	10.50%	$-	-	$-	$-
HTE.DB.D	6.40%	$174,626,000	1,746,260	$70.65	$123,371,975
HTE.DB.E	7.25%	$379,256,000	3,792,560	$67.60	$256,358,093
HTE.DB.F	7.25%B	$73,222,000	732,220	$69.37	$50,790,941
HTE.DB.G	7.50%	$250,000,000	2,500,000	$67.18	$167,938,382
Total Face Value			9,141,660		$631,827,644

Face Value of Senior Notes (U.S. Dollar Denominated) Outstanding in 2009
		U.S. Dollar	$	Canadian @ 0.9555
HOC	7.875%	$250,000,000		$261,643,119

Total Capitalization	$2,708,930,901

Based on Appendix A of OSC Rule 13-502
Participation Fee	$29,700